September 5, 2007

Via U.S. Mail and Fax (202-772-9210)

Daniel L. Gordon
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Quintek Technologies, Inc. Form 10-KSB for the period ended June 30, 2006 Filed September 28, 2006 File No. 0-29719

We are in receipt of your comment letters dated September 5, 2007 to Quintek Technologies, Inc. (the “Company”). We have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following.

We are providing our responses which address all comments raised by this Comment Letter. When all comments have been properly addressed and cleared, we intend to file an amended Form 10-KSB which includes all the changes; we will also file an Item 4.02 8-K. Our responses to the comments follow.

Note 5. Employee Receivables, page F-12

1.
We have reviewed your response to comment 1. The statements in our response that the notes are not doubtful and that the valuation allowance correctly states your financial position are contradictory. Furthermore, while we recognize the need to maintain records of the interest that is due on the notes, this does not equate to recognition of the income in your financial statements. Please revise to reverse the recognition of interest income. For reference see paragraph 84(g) of Statement of Financial Accounting Concepts No. 5.

Quintek Technologies Inc. Response to Item #1:

In regard to the employee receivable, it is not recognized as an asset or income in our financial statements. Interest has only been accrued for the company records and a valuation allowance has been created for the principal and interest to record the asset correctly per GAAP. By creating the valuation account, we did not recognize either an asset or income in our financial statements.

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com

Daniel L. Gordon

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of disclosure in the filing; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Sincerely,

Quintek Technologies, Inc.

By: /s/ Andrew Haag
Andrew Haag
Chief Financial Officer

Quintek Technologies, Inc. 17951 Lyons Circle, Huntington Beach, CA 92647
Phone: (714) 848-7741 Fax (714)-848-7701 www.quintek.com